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WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

July 9, 2021

Eric Envall, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Orange County Bancorp, Inc.

Registration Statement on Form S-1

Dear Mr. Envall:

On behalf of Orange County Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting the Company’s Registration Statement on Form S-1. Set forth below are the comments from the Staff’s letter dated June 24, 2021, as well as the Company’s responses to those comments.

Draft Registration Statement on Form S-1

General

1.        Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response: The Company will supplementally provide the staff with copies of all written communications, as defined in Rule 405 under the Securities Act, provided to potential investors in reliance on Section 5(d) of the Securities Act as requested.

Summary

Premier commercial bank in the Lower Hudson Valley region, page 8

2. Please revise this section to better place these discussions in context by including disclosures regarding the market share held by non-community banks in your market area.

Response: The disclosure on pages 9 and 91 of the prospectus has been revised as requested.

Eric Envall, Staff Attorney

July 9, 2021

Risk Factors

The reduced disclosures and relief from certain other significant disclosure requirements..., page 32

3.        Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response: The Company has added a new risk factor as requested on page 34 of the prospectus.

Use of Proceeds, page 39

4.        Please indicate whether you intend to use any of the proceeds in order to repay the borrowings described on page 65. If so, please refer to the Instructions to Item 504 of Regulation S-K in order to provide the required disclosures.

Response: The Company does not intend to use any of the proceeds in order to repay the borrowings described on page 67.

Principal and Selling Stockholders, page 124

5.        Please disclose the natural person(s) who directly or indirectly exercise sole or shared voting or investment control over the shares held by Banc Fund IX LP and Banc Fund VIII LP. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The disclosure has been updated as requested on page 127 of the prospectus.

Eric Envall, Staff Attorney

July 9, 2021

We believe the foregoing is responsive to the staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Jeffrey Cardone at (202) 274-2033.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	David Linn, Securities and Exchange Commission

William Schroeder, Securities and Exchange Commission

Michael Volley, Securities and Exchange Commission

Jeffrey Cardone, Esq.

Michael J. Gilfeather, President and Chief Executive Officer